UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SILGAN HOLDINGS INC.

(Name of Subject Company (Issuer))

SILGAN HOLDINGS INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

827048 10 9

(CUSIP Number of Class of Securities)

Frank W. Hogan, III, Esq.

Senior Vice President, General Counsel and Secretary

Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

(203) 975-7110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert J. Rawn

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$250,000,000	$34,100

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee has been calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,100	Filing Party: Silgan Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012, as amended by Amendment No. 1 to Schedule TO filed with the SEC on December 18, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule TO filed with the SEC on January 18, 2013 (“Amendment No. 2”) and Amendment No. 3 to Schedule TO filed with the SEC on January 29, 2013 (“Amendment No. 3” and, as so amended and as further amended hereby, the “Schedule TO”), by Silgan Holdings Inc. (“Silgan” or the “Company”). The Schedule TO relates to the tender offer by Silgan to purchase shares of its common stock, par value $0.01 per share, for an aggregate purchase price of up to $250 million at a price not less than $40.75 per share nor greater than $45.25 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 19, 2012 (the “Original Offer to Purchase”), as amended and supplemented by Supplement No. 1, dated December 18, 2012 (“Supplement No. 1”), and Supplement No. 2, dated January 18, 2013 (“Supplement No. 2” and, together with the Original Offer to Purchase and Supplement No. 1, the “Offer to Purchase”), and the letter of transmittal, dated November 19, 2012 (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Original Offer to Purchase, which together, as each may be amended or supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11. Additional Information

On February 6, 2013, Silgan issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York time, on Tuesday, February 5, 2013. The full text of this press release, attached as Exhibit (a)(5)(D) hereto, is incorporated herein by reference.

Item 12. Exhibits

The Exhibit Index of the Schedule TO is hereby amended to add the following exhibit to the Exhibit Index:

Exhibit (a)(5)(D)—Press Release dated February 6, 2013 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated February 6, 2013).

A restatement of the Exhibit Index, giving effect to the above addition, is included in this Amendment No. 4 following the signature page hereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silgan Holdings Inc.

Dated: February 6, 2013	By:	/s/ FRANK W. HOGAN, III
	Name:	Frank W. Hogan, III
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated November 19, 2012.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Supplement No. 1 to Offer to Purchase dated December 18, 2012

(a)(1)(F)***	Supplement No. 2 to Offer to Purchase dated January 18, 2013

(a)(5)(A)*	Form of Summary Advertisement.

(a)(5)(B)*	Press Release dated November 19, 2012.

(a)(5)(C)**	Press Release dated December 18, 2012.

(a)(5)(D)	Press Release dated February 6, 2013 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K, dated February 6, 2013).

(b)	Not applicable.

(d)(1)	Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(2)	Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.26 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(3)	Second Amendment to the Silgan Holdings Inc. 2004 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated May 29, 2009).

(d)(4)	Indenture, dated as of March 23, 2012, by and between Silgan Holdings Inc. and U.S. Bank National Association, as trustee, with respect to the 5% Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 filed with the Company’s Current Report on Form 8-K, dated March 29, 2012).

(d)(5)	Amended and Restated Stockholders Agreement, dated as of November 6, 2001, among R. Philip Silver, D. Greg Horrigan and Silgan Holdings Inc. (incorporated by reference to Exhibit 10.1 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Silgan Holdings Inc.’s Tender Offer Statement on Schedule TO filed on November 19, 2012.
**	Previously filed with Silgan Holdings Inc.’s Amendment No. 1 to Tender Offer Statement on Schedule TO filed on December 18, 2012.
***	Previously filed with Silgan Holdings Inc.’s Amendment No. 2 to Tender Offer Statement on Schedule TO filed on January 18, 2013.

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